China Ceramics Launches Warrants Exchange Offer

JINJIANG, China, July 28 /PRNewswire-Asia-FirstCall/ -- China Ceramics Co., Ltd. (OTC Bulletin Board: CCLTF, CCLWF, CCLUF) ("China Ceramics" or the "Company"), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings announced today that the Company has initiated an exchange offer (the “Offer”) pursuant to which holders of all 14,553,949 of the Company’s outstanding warrants (the “Warrants”) have the opportunity to acquire the Company’s shares (the “Shares”) through a warrant for share exchange. The Company will issue one share for every four warrants tendered.

The Offer will continue for a period of twenty business days from the date of this release and will expire on Tuesday, August 24, 2010 at 5:00 p.m., Eastern Time, or for such additional time as is required under applicable law.

The terms and conditions of the Offer are set forth in the documentation distributed to record holders of the Warrants and units of the Company.  Among certain other conditions set forth in the documentation, the Offer is subject to the tender of at least 40% of the Warrants.

In connection with the Offer, warrant holders representing an aggregate of approximately 49.5% of the outstanding warrants have agreed to tender their shares in the Offer.

A copy of the offering document relating to the offer may be obtained from Advantage Proxy, the Information Agent for the offering. Warrant holders and banks and brokerage firms can call Advantage Proxy at 877-870-8565 or 206-870-8565.  You may also email your questions and requests to ksmith@advantageproxy.com.  Please contact the Information Agent with any questions regarding the offer.

The foregoing reference to the offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in the Company or any of its subsidiaries.

Investors and security holders are urged to read the Schedule TO and the exhibits to the Schedule TO filed with the SEC, as amended from time to time, relating to the offer as they contain important information. These and any other documents relating to the offer, when they are filed with the SEC, may be obtained at the SEC’s website at www.sec.gov, or from the Information Agent as noted above.